Exhibit 99.3

Oromin Explorations Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED FEBRUARY 28, 2010

Introductory Comment and Overview

Oromin Explorations Ltd. is a junior mineral exploration company listed on the Toronto Stock Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource properties located in Sénégal and in Argentina, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not have any producing properties and its current operations are exploratory searches for minerals or hydrocarbons. During the year ended February 28, 2010, the Company was primarily engaged in the exploration of its OJVG Gold Project in Sénégal; this project was in past periods referred to as the Sabodala Gold Project. The Company holds a 43.5% interest in the OJVG Gold Project through its 43.5% holding in Oromin Joint Venture Group Ltd. (“OJVG”). In the Province of Mendoza, Argentina, we drilled the first wildcat well on our Santa Rosa oil & gas concession which was announced on July 28 to be a dry hole. Oromin is currently seeking third party participation in this 100 per cent owned project to drill additional test wells on the very large concession area.

This MD&A is dated May 27, 2010 and discloses specified information up to that date. Unless otherwise cited, references to dollar amounts are Canadian dollars. Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information related to the Company, including the news releases cited below under the heading “Overall Performance”, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the year ended February 28, 2010 and subsequently to the date of this report, giving prominence to the most recent fiscal quarter ended February 28, 2010, and to more recent achievements.

1.
On December 2, 2009 we completed a prospectus financing with gross proceeds of $6.9 million. As set out in Note 7 to the annual financial statements, we issued 8,117,850 common shares at the price of $0.85 per share. This financing further supported our strong funding position for fiscal 2010-2011. Combined with the private placement financing with gross proceeds of $20.0 million completed in June 2009, also as set out in Note 7 to the annual financial statements, these financings have provided a robust level of funding for our activities for the balance of the current fiscal year and extending into fiscal 2010-2011. We were pleased to welcome as a shareholder IAMGOLD Corporation through its participation in the June financing

2.
On February 17, 2010 we announced that the Government of Sénégal had granted OJVG a Mining Licence for the OJVG Gold Project. The licence, which is for a term of 15 years and renewable thereafter, will permit mining operations to begin in accordance with the recommendations of a Feasibility Study under preparation by SRK Consulting and Ausenco Limited. The study scheduled for completion in June 2010 will examine fast-track development of a proposed combined open pit and underground mine complex, with initial production from five deposits feeding a central 4,400 tonne per day carbon-in-leach mill which can be increased to about 7,000 tonnes per day when processing soft oxide and saprolite ores.

3.
We continued our exploration of the OJVG Gold Project throughout the period, with our joint venture partners, continuing and expanding an extensive program of mechanized trenching and reverse circulation and diamond drilling. We added a total of $16.2 million to our investment in the OJVG project in the fiscal year, and are continuing with aggressive work schedules. Total joint venture expenditures during the fiscal year, managed by Oromin, were approximately $29.4 million of which Oromin’s share was $14.7 million. Total project expenditures from inception in April 2005 through April 2010 have now exceeded US$ 100 million.

4.
On January 19 and January 29, 2010 we issued news releases describing upgrades to the OJVG Gold Project feasibility study, and summarizing exploration and development highlights and 2010 objectives for the OJVG project.

Oromin Explorations Ltd.
Year Ended February 28, 2010
Management Discussion and Analysis
Page 2 of 9

5.
On March 24, 2010 we reported on the completion of a number of key Feasibility Study milestones, including final resource modelling on five deposits, metallurgical and comminution (grinding) test work, laboratory column heap-leach testing, simplification of the process flowsheet, geotechnical field investigations, and operating cost estimates.

6.
On March 25, 2010 we announced the appointment of Mr. Abdoul Aziz Sy as Vice President of Sénégal Operations. Mr. Sy is a geological engineer holding both M. Sc. and MBA degrees from the Université du Québec. He has extensive experience in gold exploration and management in Sénégal, and will assist us with in-country supervision of development activities, government liaison, liaison with the proposed construction team, and advisory input on exploration activities. Aziz is a valuable addition to the OJVG technical and managerial team.

7.
On April 13, 2010 we provided an exploration update reporting on depth extensions to the Kourouloulou higher grade style gold deposit and an expanded strike length for the Maki Medina bulk tonnage style gold deposit. We also reported that seven drill rigs were committed to the resource expansion campaign at the OJVG project.

8.
News releases issued April 14, May 14, September 9, October 7 and December 23, 2009 have been summarized in our management discussion and analysis for the first three fiscal quarters, and portray in detail our ongoing exploration highlights and expansion of resources at the OJVG Gold Project.

9.
Our October 7, 2009 news release also reported that Mr. Ken Kuchling, P.Eng., had been appointed as Oromin’s Vice President of Engineering. Ken holds a Master’s degree in mining engineering, and has over 28 years experience in mining operations and consulting industries, covering numerous commodities including gold, diamonds, potash, copper and molybdenum. His engineering background includes pre-feasibility and feasibility studies, international due diligence reviews, permitting, mine geology, geotechnical engineering, tailings engineering, mine design and equipment selection. Ken will oversee all engineering work currently under way for the OJVG Gold Project.

10.
In July 2009 the Santa Rosa project joint venture drilled a wildcat test well at the first selected location on the concession. As announced by our news release of July 28, 2009 the well reached a total depth of 1,270 meters in basement rocks and did not encounter hydrocarbons. Recognizing that the dry hole is indicative of probable impairment of the carrying costs of the Santa Rosa project, effective August 31, 2009 we wrote down the costs of our investment in this project with the exception of the most recent acquisition, tenure and exploration bond costs, which total $1,103,033. Exploraciones Oromin S.A.’s drilling expenditure through July 2009 has met the requirements, with the exception of annual tenure maintenance payments, to hold the tenure for a six year period ending April 2014. Effective December 24, 2009 Otto Energy Ltd. withdrew from the joint venture such that Oromin now holds a 100 per cent interest.

Outlook

In the near term, we will continue our exploration activities on the OJVG Gold Project, focusing on resource expansion and completion of the Feasibility Study. This will include the continued drilling and inclusion of new higher grade gold targets, such as Kourouloulou, Golouma Northwest, Koulouquinde and Kobokoto, and the drilling and inclusion of higher grade down-dip extensions of current Indicated Resources at the Kerekounda, Golouma West and Golouma South deposits The Company is presently examining additional targets on the Santa Rosa concession area, and is seeking new partners to fund future work on the project.

We have no material commitments for capital expenditures at the end of our most recent fiscal period, but intend to incur significant additional exploration expenditures on the OJVG project during the fiscal year currently in progress and subsequently. None of our resource properties are in production and therefore do not produce any income. The conclusion of our financings totaling $26.9 million in June and December has provided a comfortable level of funding to support our activities.

Our comments in this section “Outlook” are predominantly forward-looking statements as defined by Canadian securities law, and those comments are particularly subject to the “Cautionary Statement” on the last page of this document. There are significant risks that the plans and objectives described in this section may be altered, including, but not limited to, the effects of a material deterioration in the price of gold or other adverse change in the capital market’s perception of mining exploration companies’ valuations or that of our company in particular.

Oromin Explorations Ltd.
Year Ended February 28, 2010
Management Discussion and Analysis
Page 3 of 9

Comment on Recent and Current Economic Conditions

The financings completed in June and December provide evidence that our management group is able to successfully finance during current market conditions. We have considered whether the current economic challenges could indicate possible impairment of the carrying values of our resource projects. Following a focused review, we have concluded that conditions suggesting impairment are not present at the OJVG Gold Project. Among other matters, we have very active exploration programs under way at that project. As described above under “Overall Performance”, in the second fiscal quarter we made a substantial provision for impairment at the Santa Rosa oil and gas prospect.

At this stage of its development, Oromin does not generate cash flow and is a large consumer of cash resources in carrying on its exploration business. Considering management’s track record of continuing operations during past difficult markets, and the indicated quality of our projects, we maintain our opinion that the Company is likely to continue on a going-concern basis for the current and subsequent fiscal years.

From our point of view, our essential conclusion at this time is to carry on with our business strategy of advancing our projects and mobilizing a similar scale of human and technical resources as in the last several quarters. We believe the progress of our efforts, as reported above under “Overall Performance”, readily supports this conclusion.

Selected Annual Information

The following table provides a brief summary of Oromin’s financial operations. For more detailed information, refer to the Financial Statements.

	Year Ended February 28, 2010	Year Ended February 28, 2009	Year Ended February 29, 2008
Total revenues	nil	nil	nil
Net loss	$7,860,319	$4,574,185	$1,377,648
Basic and diluted loss per share	(0.09)	(0.07)	(0.02)
Total assets	68,012,423	49,368,607	48,205,346
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended February 28, 2010, total assets increased to $68.0 million from $49.4 million as at February 28, 2009, primarily due to the placement of share capital and investment in our mineral projects.

The increase in loss during the year ended February 28, 2010 compared to the year ended February 28, 2009 is primarily due to the reversal of a large foreign exchange gain into a large loss plus the costs of writing down the Santa Rosa oil and gas project, , offset in part by a major reduction in stock-based compensation expense.

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. There are numerous reasons for this, but they include such things as widely varying levels of activity depending on the state of the capital markets and upon the company’s number of projects; the nature, size and timing of exploration programs depending on availability of funds, property location, seasonal factors and the number of exploration stages which have taken place on properties (typically, budgets on a given project go up year on year as projects proceed from grassroots prospecting towards drilling and resource definition); costs of properties abandoned or otherwise disposed of being charged to operations; levels of staffing and whether this consists of employed or contract personnel; the degree of professional services required to carry out such matters as property transactions or corporate finance; the resources applied to investor relations programs; and the amounts recognized as stock-based compensation expense upon the vesting of stock option grants.

Oromin Explorations Ltd.
Year Ended February 28, 2010
Management Discussion and Analysis
Page 4 of 9

In Oromin’s case, the factors just described have all come into effect during the three years reported on. Fiscal 2008, 2009 and 2010 have seen a steady increase in exploration activities at the OJVG exploration concession in Sénégal, and 2010 experienced the costs of drilling and abandoning a test well on the Santa Rosa oil and gas project in Argentina. Our general and administrative costs, whether including or excluding the large non-cash item stock-based compensation, have also increased significantly, commensurate with our exploration and financing success and with increased levels of exploration expenditure.

Results of Operations

Oromin’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statement of cash flows portrays in fiscal 2008 and 2010 a robust ability to access the capital markets. It also demonstrates in all three years, 2008, 2009 and 2010, a robust program of resource project expenditure, which is after all the business we are in as an exploration company. Our cash outlays on our mineral projects have increased from $11.1 million in fiscal 2008 to $20.2 million in fiscal 2009 and were $15.0 million in fiscal 2010.

Net of the large but non-cash item stock-based compensation, our expenses for the year ended February 28, 2010 were approximately $1.8 million, up almost 25% from approximately $1.4 million in the preceding year. Office and rent costs increased significantly, reflecting the Company’s greater use of office and administrative resources, as did salary and benefits costs, which also included a substantial bonus to the Company’s CEO. Significant reductions occurred in professional fees and filing and transfer fees. Professional fees costs diminished associated with reduced costs of complying with Sarbanes-Oxley legislation in the United States, and filing fees decreased since the costs of listing on the Toronto Stock Exchange did not recur. We expect our general levels of costs to continue in the current fiscal year in progress, and in subsequent years, as the OJVG Gold Project continues to mature.

We experienced a major unfavorable reversal in foreign exchange effects, from a large gain in fiscal 2009 to a large loss in fiscal 2010, attributable to our holdings of USD monetary balances while the U.S. dollar decreased dramatically from approximately 1.27 in February 2009 to approximately 1.05 in February 2010. Interest earnings decreased notably in 2010 due to extraordinarily low interest yields available, notwithstanding larger funds balances invested.

Summary of Quarterly Results

	Three Months Ended February 28, 2010	Three Months Ended November 30, 2009	Three Months Ended August 31, 2009	Three Months Ended May 31, 2009	Three Months Ended February 28, 2009	Three Months Ended November 30, 2008	Three Months Ended August 31, 2008	Three Months Ended May 31, 2008
Total assets	$68,012,423	$61,702,913	$64,952,046	$50,770,794	$49,368,607	$48,290,046	$47,902,708	$48,567,218
Resource properties and deferred costs	54,013,565	50,648,951	47,021,509	44,261,851	40,292,264	36,204,517	31,834,611	26,508,057
Working capital	11,780,489	8,381,583	5,041,973	(2,828,239)	4,496,466	9,571,288	13,594,817	19,266,954
Shareholders’ equity	66,311,431	60,300,121	61,508,139	46,550,789	47,036,248	46,256,440	45,916,040	46,161,842
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net earnings (loss)	(211,331)	(1,387,818)	(5,781,700)	(479,470)	545,408	398,069	(510,118)	(5,007,544)
Earnings (loss) per share	(0.00)	(0.01)	(0.07)	(0.01)	0.01	0.00	(0.01)	(0.07)

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. Among other matters, stock-based compensation recognized on the grant of incentive options, and write-downs of property interests, can and do create very wide fluctuations. Other than the factors leading to changes in managerial and administrative costs discussed below, management of Oromin does not believe that meaningful information about the Company’s operations can be derived from an analysis of quarterly variances in more detail than presented in the financial statements.

Oromin Explorations Ltd.
Year Ended February 28, 2010
Management Discussion and Analysis
Page 5 of 9

Discussion of Fourth Quarter

Excluding the very large non-cash item stock-based compensation, charges for operating expenses for the fourth quarter were approximately $424,000 which represents 24 per cent of such costs for the year as a whole –entirely in line with typical quarterly costs.

Liquidity

The financings completed in June and December 2009 have provided a significant cash position to the Company, expected to be sufficient to support its continuing aggressive programs at the OJVG gold project in Senegal.

Capital Resources

The financings completed in June and December have provided robust capital resources to the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, with the exception of its commitment as co-lessor of its office premises in Vancouver as set out in Note 15 to our year-end audited financial statements. Pursuant to informal agreements with companies which share the office premises, Oromin expects to pay approximately 60 per cent of the annual amounts set out in that note.

Related Party Transactions

During the year ended February 28, 2010, the Company incurred professional fees of $396,780 with directors or companies controlled by directors. These payments were comprised of $126,630 accrued or paid to a director of the Company and a company controlled by a director of the Company for geological consulting services and $270,150 for legal services accrued or paid to a law practice controlled by a director and officer of the Company. These payments reflect intensive efforts both on the OJVG pre-feasibility study and on the June and December financings and the drilling of the Santa Rosa prospect. The Company also paid salaries and benefits of $474,440 to its Chief Executive Officer and to one other director for salaried management services and for a significant bonus awarded in recognition of carrying out the June financing on favourable terms. In addition, associated with the financing, a senior officer and director placed certain free trading shares with outside investors, replacing these with restricted shares from the financing. The Company has made a provision to indemnify this person for certain tax costs which arise from the transactions, as set out in Note 10 to the financial statements, charging the related cost of $232,196 to the share capital account as a share issue cost.

As at February 28, 2010, accounts payable and accrued liabilities include $307,434 due to related parties, all of which was paid out in the first 45 days of the new fiscal year.

These transactions have been measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties, in accordance with criteria set out by Canadian accounting authorities.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property. If economically recoverable reserves are developed, capitalised costs of the related property are reclassified as production assets and amortised using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We believe this basis of accounting will remain substantially similar upon the transition to International Financial Reporting Standards (“IFRS”) discussed further below.

Oromin Explorations Ltd.
Year Ended February 28, 2010
Management Discussion and Analysis
Page 6 of 9

Stock-based Compensation

The Company uses the fair value method whereby the Company recognizes compensation costs over the vesting period for the granting of all stock options and direct awards of stock. Fair value is estimated using the Black-Scholes option pricing model. Consideration paid by option holders to purchase shares is credited to capital stock. We believe this basis of accounting will remain substantially similar upon the transition to IFRS.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the income or loss for the period. We are currently assessing the likely impact of the conversion to IFRS on these accounting practices.

Adoption of new accounting standards

As described in Note 2 to the annual financial statements, the Company adopted certain new accounting standards mandated by generally accepted accounting principles in Canada effective with the commencement of its 2009-2010 fiscal year. The standards have to do with goodwill and intangible assets, and with financial instrument disclosures, as more fully described in Note 2. The adoption of these new standards did not have a material effect on the Company’s financial position or results of operations.

Financial Instruments

Oromin’s financial instruments consist of cash, receivables, investments, contractor deposits, restricted cash, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest or credit risks arising from these financial instruments. Because of generally short maturities, the fair values of these financial instruments are approximately equal to their carrying values, unless otherwise noted. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations, nor is it a party to any other hedging relationships. We are exposed to the market risk inherent in our holdings of shares of Lund; each one cent increase or decrease in the fair value of Lund shares creates a $11,979 credit or charge to comprehensive income or loss for the period.

We also from time to time maintain holdings in bank balances, in amounts due to or from OJVG, and in accounts payable which are denominated in U.S. dollars, Argentine pesos or in CFA francs, the currency of Sénégal, a currency which is pegged to the Euro. As a consequence, we are exposed to foreign exchange effects, both realized and unrealized, arising from fluctuations in those currencies. During the fiscal period ended February 28, 2010 foreign exchange rates against the Canadian dollar continued to experience unprecedented fluctuations and volatility. It is our expectation that this level of fluctuation and volatility is likely to continue during the current fiscal year under way, and that we shall continue to experience significant foreign exchange effects in our statement of operations.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") confirmed the date for publicly-listed companies to use IFRS replacing Canadian GAAP for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to adopt IFRS for its fiscal year commencing March 1, 2011, and the transition plan will require in 2011 the restatement for comparative purposes onto the IFRS basis of amounts and disclosures reported by the Company for its prior fiscal years, those ended February 28, 2011 and 2010. The Company has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required.

Oromin Explorations Ltd.
Year Ended February 28, 2010
Management Discussion and Analysis
Page 7 of 9

While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

  Exploration and development expenditures;
  Property, plant and equipment (measurement and valuation);
  Provisions, including asset retirement obligations;
  Stock-based compensation;
  Accounting for joint ventures;
  Functional currencies;
  Accounting for income taxes; and
  First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the Company’s IFRS implementation plan will also be addressed, including the implication of changes to accounting policies and processes; financial statement note disclosures; information technology; internal controls; contractual arrangements; and employee training.

The following table summarizes the expected timing of activities related to our transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	In progress now
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	By August 31, 2010
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	By August 31, 2010
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	By November 30, 2010
Resolution of the accounting policy change implications on information technology, internal controls and contractual agreements.	By November 30, 2010
Management and employee education and training.	Throughout the transition process
Quantification of the Financial Statements impact of changes in accounting policies.	By November 30, 2010

The target dates for the second through fifth items set out in the table above have been delayed by three months from the dates set out in our MD&A for the previous quarter.

Risk Factors

The Company provides extensive disclosures about the risk factors it faces in its Annual Information Form (“AIF”) prepared and filed in respect of our fiscal year ended February 28, 2010. We recommend that readers of our financial and other disclosures take note of the risk factors set out in that AIF.

Other MD&A Requirements

Disclosure of Outstanding Share Data

Common shares

The authorized share capital of the Company is an unlimited number of common shares of which 102,834,885 were outstanding at February 28, 2010, and to the date of this report, as set out in Note 7 to the annual financial statements.

Oromin Explorations Ltd.
Year Ended February 28, 2010
Management Discussion and Analysis
Page 8 of 9

Incentive stock options

As at February 28, 2010 the Company had 9,420,000 incentive stock options outstanding and exercisable, as set out in Note 8 to the annual financial statements.

As set out in Notes 8 and 17 to the annual financial statements, between March 9 and April 30, 2010 options in respect of a total of 8,121,000 shares were cancelled, and new grants in respect of 860,000 shares made.

As at the date of this report, the Company has the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date

75,000	$0.40	June 1, 2010
84,000	$0.35	July 12, 2010
300,000	$0.70	September 15, 2010
100,000	$0.80	November 22, 2010
30,000	$1.90	February 15, 2011
50,000	$2.91	May 8, 2012
100,000	$2.91	May 9, 2012
50,000	$3.25	March 26, 2013
150,000	$3.00	May 14, 2013
285,000	$1.12	July 10, 2014
75,000	$0.90	October 7, 2014
860,000	$0.65	March 31, 2015
2,159,000

All these options are exercisable with the exception of 150,000 options exercisable at $0.65 which vest as to 37,500 shares on each of June 30, September 30 and December 31, 2010 and March 31, 2011.

Share purchase warrants

As at February 28, 2010 and to the date of this report, the Company had warrants outstanding for the acquisition of up to 487,071 common shares at the price of $0.85 for a two year term ending December 2, 2011.

Disclosure Controls and Procedures (DCP) and Internal Control over Financial Reporting (ICFR)

The Company conducts an annual review of DCP and ICFR to meet its obligations pursuant to National Instrument 52-109 of the Canadian Securities Administrators. The Company is also subject to reporting obligations pursuant to the Sarbanes-Oxley (SOX) legislation of the United States of America, as it files an Annual Report in Form 20-F with the Securities Exchange Commission in that country.

We have been required under SOX legislation to report on DCP and ICFR for the past three fiscal years. Accordingly, we have designed DCP and ICFR according to the internal control framework widely know as the “COSO Framework”.

For the year ended February 28, 2010 we have concluded, based on our evaluation pursuant to the COSO Framework, that we have designed DCP which provides reasonable assurance that material information relating to the issuer is made known to the our senior executive officers, particularly during the period in which our annual filings are being prepared, and that information required to be disclosed by us in our annual filings under securities legislation is recorded, processed, summarized and reported within the time period specified, and we have designed ICFR to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

We have evaluated the effectiveness of our DCP and ICFR and based on that evaluation have concluded that our DCP and ICFR were effective at the financial year end.

Vancouver, British Columbia	May 27, 2010

Oromin Explorations Ltd.
Year Ended February 28, 2010
Management Discussion and Analysis
Page 9 of 9

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and the scope and timing of exploration programs, and (ii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by regulatory policies. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks. We recommend that readers not place undue reliance on forward-looking statements.